UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC FILE NUMBER
001-37656

CUSIP NUMBER
81734P107

NOTIFICATION OF LATE FILING

(Check One):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q ☐ Form 10-D

		Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	December 31, 2019

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A

PART I REGISTRANT INFORMATION

Full Name of Registrant		Sequential Brands Group, Inc.

Former Name if Applicable			N/A

Address of Principal Executive Office (Street and Number)			601 West 26th Street, 9th Floor

City, State and Zip Code		New York, NY 10001

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sequential Brands Group, Inc. (the “Company”) is unable to timely file the Form 10-K (the “10-K”) without unreasonable effort or expense. The outbreak of a novel strain of coronavirus (COVID-19) in the U.S. has caused state and local governments in New York City and the surrounding metropolitan area to institute various measures to stem the spread of COVID-19 which has dislocated workers, including our employees, who are working on finalizing the 10-K, and has resulted in delays in processing information. The Company views this delay as temporary and plans to file the 10-K within the coming days.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daniel Hanbridge		646	564-2579
(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
			X	Yes		No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
				Yes	X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sequential Brands Group, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2020	By	/s/ Daniel Hanbridge
Daniel Hanbridge Senior Vice President and Interim Chief Financial Officer